

INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as of June 28, 2019 the related statements of comprehensive income (loss), changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of creditors for the year then ended, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of June 28, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Statements) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of the computation of net capital (the "Schedule") has been subjected to audit procedures performed in conjunction in with the audit of the Company's Financial Statements. The Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Schedule reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with Rule 15c3-1 of the U.S. Securities Exchange Act of 1934. In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since June 27, 2008.

Zeifmans LLP

Toronto, Ontario
August 22, 2019

Chartered Professional Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto
Ontario | M6A 1Y7 | Canada

zeifmans.ca
T: 416.256.4000

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